UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of **October 2005**

Commission File Number 001-31269

ALCON, INC.

(Translation of registrant's name into English)

Bösch 69
P.O. Box 62
6331 Hünenberg, Switzerland
41-41-785-8888
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F [x] Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes [ ] No [x]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______

Incorporation by Reference

This Report of Foreign Issuer on Form 6-K shall be incorporated by reference into the Registration Statement on Form S-8 filed with the Securities and Exchange Commission on April 24, 2002, the Registration Statement on Form S-8 filed with the Securities and Exchange Commission on October 25, 2002 and amended on December 12, 2003 and the Registration Statement on Form S-8 filed with the Securities and Exchange Commission on December 12, 2003.

ALCON, INC.

FINANCIAL INFORMATION FOR THE

THREE-MONTH AND NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2005 AND 2004

ITEM 1.   CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

ALCON, INC. AND SUBSIDIARIES
Condensed Consolidated Balance Sheets (Unaudited)
(in millions, except share data)

	September 30, 2005	December 31, 2004
Assets		
Current assets:		
Cash and cash equivalents	$ 1,112.5	$ 1,093.4
Short term investments	287.1	138.2
Trade receivables, net	770.4	696.8
Inventories	424.6	455.2
Deferred income tax assets	175.4	176.1
Other current assets	85.2	84.4
Total current assets	2,855.2	2,644.1
Long term investments	239.9	-
Property, plant and equipment, net	812.2	830.2
Intangible assets, net	315.4	329.3
Goodwill	550.4	549.2
Long term deferred income tax assets	83.9	66.4
Other assets	55.2	48.9
Total assets	$ 4,912.2	$ 4,468.1
Liabilities and Shareholders' Equity		
Current liabilities:		
Accounts payable	$ 131.1	$ 126.2
Short term borrowings	890.5	911.6
Current maturities of long term debt	5.7	4.5
Other current liabilities	908.3	835.1
Total current liabilities	1,935.6	1,877.4
Long term debt, net of current maturities	68.6	71.9
Long term deferred income tax liabilities	20.5	23.3
Other long term liabilities	327.1	307.6
Contingencies		
Shareholders' equity:		
Common shares, par value CHF 0.20 per share; 336,975,000 shares authorized; 314,126,209 shares issued and 306,788,201 shares outstanding at September 30, 2005; 310,062,322 shares issued and 305,654,454 shares outstanding at December 31, 2004	43.3	42.7
Additional paid-in capital	762.8	547.3
Accumulated other comprehensive income	101.5	225.4
Deferred compensation	(0.6)	(2.6)
Retained earnings	2,221.6	1,653.6
Treasury shares, at cost; 7,338,008 shares at September 30, 2005; and 4,407,868 shares at December 31, 2004	(568.2)	(278.5)
Total shareholders' equity	2,560.4	2,187.9
Total liabilities and shareholders' equity	$ 4,912.2	$ 4,468.1

See accompanying notes to condensed consolidated financial statements.

ALCON, INC. AND SUBSIDIARIES
Condensed Consolidated Statements of Earnings (Unaudited)
(in millions, except share and per share data)

	Three months ended September 30,		Nine months ended September 30,	
	2005	**2004**	**2005**	**2004**
Sales	$ 1,071.1	$ 958.1	$ 3,313.6	$ 2,960.9
Cost of goods sold	246.4	248.6	822.7	812.6
Gross profit	824.7	709.5	2,490.9	2,148.3
Selling, general and administrative	331.1	310.1	1,009.4	913.2
Research and development	103.6	101.8	302.9	282.0
Amortization of intangibles	22.1	20.6	64.1	51.8
Operating income	367.9	277.0	1,114.5	901.3
Other income (expense):				
Gain (loss) from foreign currency, net	0.5	1.4	2.3	(1.8)
Interest income	12.8	5.7	33.4	15.9
Interest expense	(10.1)	(6.5)	(28.2)	(19.8)
Other, net	3.9	(0.1)	3.9	(0.1)
Earnings before income taxes	375.0	277.5	1,125.9	895.5
Income taxes	79.2	83.2	255.6	211.0
Net earnings	$ 295.8	$ 194.3	$ 870.3	$ 684.5
Basic earnings per common share	$ 0.96	$ 0.64	$ 2.84	$ 2.24
Diluted earnings per common share	$ 0.95	$ 0.62	$ 2.79	$ 2.20
Basic weighted average common shares	306,536,803	305,519,598	306,001,571	305,909,907
Diluted weighted average common shares	312,525,956	311,019,235	311,700,220	310,941,464

See accompanying notes to condensed consolidated financial statements.

ALCON, INC. AND SUBSIDIARIES
Condensed Consolidated Statements of Cash Flows (Unaudited)
(in millions)

| | Nine months ended September 30, | |
	2005	2004
Cash provided by operating activities:		
Net cash from operating activities	$ 1,073.1	$ 862.5
Cash provided by (used in) investing activities:		
Purchases of property, plant and equipment	(106.7)	(109.1)
Purchase of intangible assets	(43.2)	(69.9)
Net purchases of investments	(381.3)	(39.7)
Other	2.2	1.2
Net cash from investing activities	(529.0)	(217.5)
Cash provided by (used in) financing activities:		
Net proceeds from (repayment of) short term debt	(11.7)	(505.2)
Repayment of long term debt	(5.2)	(9.0)
Dividends on common shares	(302.0)	(169.4)
Proceeds from exercise of stock options	138.1	19.9
Acquisition of treasury shares	(292.7)	(174.2)
Net cash from financing activities	(473.5)	(837.9)
Effect of exchange rates on cash and cash equivalents	(51.5)	(12.9)
Net increase (decrease) in cash and cash equivalents	19.1	(205.8)
Cash and cash equivalents, beginning of period	1,093.4	1,086.0
Cash and cash equivalents, end of period	$ 1,112.5	$ 880.2
Supplemental disclosure of cash flow information:		
Cash paid during the period for the following:		
Interest expense, net of amount capitalized	$ 28.1	$ 21.2
Income taxes	$ 111.8	$ 199.4

See accompanying notes to condensed consolidated financial statements.

ALCON, INC. AND SUBSIDIARIES
Notes to Condensed Consolidated Financial Statements (Unaudited)
(in millions, except share and per share data)

(1) Condensed Consolidated Financial Statements

Alcon, Inc. ("Alcon"), a Swiss corporation, is a majority owned subsidiary of Nestlé S.A. ("Nestlé"), which owns 230,250,000 common shares of Alcon.

The interim condensed consolidated financial statements of Alcon and its subsidiaries (collectively, the "Company") are unaudited. Amounts presented at December 31, 2004 are based on the audited consolidated financial statements appearing in Alcon's annual report on Form 20-F filed with the United States Securities and Exchange Commission. The interim condensed consolidated financial statements and notes thereto do not include all disclosures required by accounting principles generally accepted in the United States of America ("U.S. GAAP") and should be read in conjunction with the audited consolidated financial statements and the notes thereto included in Alcon's annual report on Form 20-F.

In management's opinion, the interim condensed consolidated financial statements reflect all adjustments (consisting only of normal recurring accruals) necessary to present fairly the results for the interim periods presented. Results for interim periods are not necessarily indicative of results that ultimately will be achieved for a full year.

(2) Cash Flows--Supplemental Disclosure of Non-cash Financing Activities

(a) In 2002, certain Alcon employees elected to convert their interests in the 1994 Phantom Stock Plan into restricted Alcon common shares and options to purchase Alcon common shares.

Deferred compensation (included in shareholders' equity) related to the restricted common shares was reduced by $1.9 and $3.7, which amounts were charged against earnings in the nine-month periods ended September 30, 2005 and 2004, respectively, and were reflected as adjustments in net cash from operating activities.

(b) During the nine-month periods ended September 30, 2005 and 2004, certain individuals terminated employment before vesting in their restricted Alcon common shares and forfeited 3,817 and 7,458 restricted common shares, respectively. The forfeited shares were recorded as treasury shares.

(c) In 2005, the Company acquired the patent rights of certain products in return for certain fixed payments. The present value of the non-interest bearing payments ($7.4) was recorded in intangible assets and in license obligations (included in long term debt) and accordingly, as a non-cash transaction, was not reflected in the condensed consolidated statements of cash flows.

(3) Earnings Per Share

Basic earnings per common share were computed by dividing net earnings by the weighted average number of common shares outstanding for the relevant period. The unvested portion of restricted common shares was excluded in the calculation of basic weighted average common shares outstanding. Diluted weighted average common shares reflect the potential dilution, using the treasury stock method, that could occur if employee stock options for the issuance of common shares were exercised and if contingent restricted common shares granted to employees became vested.

(in millions, except share and per share data)

The following table reconciles the weighted average shares of the basic and diluted earnings per share computations:

	Three months ended September 30,		Nine months ended September 30,	
	2005	**2004**	**2005**	**2004**
Basic weighted average common shares outstanding	306,536,803	305,519,598	306,001,571	305,909,907
Effect of dilutive securities:				
Employee stock options	5,703,576	4,962,417	5,411,181	4,502,679
Contingent restricted common shares	285,577	537,220	287,468	528,878
Diluted weighted average common shares outstanding	312,525,956	311,019,235	311,700,220	310,941,464

(4) Supplemental Balance Sheet Information

	September 30, 2005	December 31, 2004
Inventories, at Lower of Cost or Market		
Finished goods	$ 252.8	$ 281.7
Work in process	39.6	43.1
Raw materials	132.2	130.4
Total	$ 424.6	$ 455.2

	September 30, 2005	December 31, 2004
Accumulated Other Comprehensive Income (Loss)		
Foreign currency translation adjustment	$ 106.7	$ 232.0
Unrealized gains (losses) on investments	(1.2)	(2.6)
Minimum pension liability adjustment, net of tax benefit	(4.0)	(4.0)
Total	$ 101.5	$ 225.4

(5) Short Term and Long Term Investments

The Company holds investments of various types, maturities, and classifications.

Trading Assets. Trading assets are stated at fair value, with gains or losses resulting from changes in fair value recognized currently in earnings. Included in trading assets are certain investments held to generate returns that seek to offset liabilities related to the deferred compensation arrangements. Gains or losses from changes in fair value of these securities are included in the condensed consolidated statements of earnings in other, net. Trading assets consist primarily of senior secured bank loans, mortgage backed securities and other managed investment accounts.

(in millions, except share and per share data)

Available-for-Sale Investments. Investments designated as available-for-sale include marketable debt and equity securities. Investments designated as available-for-sale are reported at fair value, with unrealized gains and losses, net of tax, recorded in shareholders' equity. The cost of securities sold is based on the specific identification method. Realized gains and losses on the sale of these securities are recorded in the condensed consolidated statements of earnings in other, net. Should the decline in value of any investment be deemed to be other than temporary, the investment basis would be written down to fair value and the write-down would be posted to earnings as a loss.

Held-to-Maturity Investments. The Company holds no investments classified as held-to-maturity.

Short Term/Long Term Classification. The Company considers all liquid interest-earning investments with a maturity of three months or less to be cash equivalents. Debt securities with maturities greater than three months and less than one year are classified as short term investments. Generally, debt securities with remaining maturities greater than one year are classified as long term investments. However, investments with maturities greater than one year may be classified as short term based on their highly liquid nature and because they represent the investment of cash that is available for current operations.

At September 30, 2005, the consolidated balance sheet included available-for-sale securities as follows:

	Amortized Cost Basis	Unrealized Gains(Losses)	Carrying Basis
Short term investments:			
Commercial paper	$ 13.8	$ -	$ 13.8
Mortgage-backed securities	52.8	(4.8)	48.0
Other debt securities	116.0	0.5	116.5
Total	182.6	(4.3)	178.3
Long term investments:			
United States government and agency securities	55.9	(0.4)	55.5
Foreign government bonds	40.4	(0.6)	39.8
Mortgage-backed securities	39.0	(0.3)	38.7
Corporate notes and bonds	22.9	(0.1)	22.8
Other debt securities	27.2	(0.1)	27.1
Equity securities and other investments	51.6	4.4	56.0
Total	237.0	2.9	239.9
Total available-for-sale securities	$ 419.6	$ (1.4)	$ 418.2

(6) Goodwill and Intangible Assets

	September 30, 2005		December 31, 2004	
	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
Intangible assets subject to amortization:				
Licensed technology	$ 620.9	$ (375.1)	$ 583.2	$ (321.9)
Other	196.0	(126.4)	186.5	(118.5)
Total	$ 816.9	$ (501.5)	$ 769.7	$ (440.4)

(in millions, except share and per share data)

During the nine months ended September 30, 2005, the Company entered into an agreement to fix certain payment obligations under a license agreement that provides for future royalties, thus converting a portion of the variable payments into a fixed amount. The new agreement required the Company to pay $95.3, which it remitted in July 2005. The amount attributable to the license agreement ($40.4) was recorded in intangible assets. The remainder of the payment, attributable to past royalties, had been accrued under the original license agreement.

The changes in the carrying amount of goodwill for the nine months ended September 30, 2005 were as follows:

	United States Segment	International Segment	Total
Balance, December 31, 2004	$ 339.3	$ 209.9	$ 549.2
Impact of changes in foreign exchange rates and other	-	1.2	1.2
Balance, September 30, 2005	$ 339.3	$ 211.1	$ 550.4

(7) Short Term Borrowings and Long Term Debt

	September 30, 2005	December 31, 2004
Short term borrowings:		
Lines of credit	$ 160.1	$ 141.0
Commercial paper	623.8	651.7
From affiliates	83.4	90.6
Bank overdrafts	23.2	28.3
Total short term borrowings	$ 890.5	$ 911.6

At September 30, 2005 the Company had unsecured credit and commercial paper facilities totaling $2,589.7, including bank overdraft agreements, with third parties that were denominated in various currencies. As of September 30, 2005, total borrowings from Nestlé and its subsidiaries were $83.4 under unsecured revolving credit facilities of $340.7.

	September 30, 2005	December 31, 2004
Long term debt:		
License obligations	$ 15.9	$ 13.4
Bank loans	45.9	50.5
Other	12.5	12.5
Total long term debt	74.3	76.4
Less current maturities of long term debt	5.7	4.5
Long term debt, net of current maturities	$ 68.6	$ 71.9

ALCON, INC. AND SUBSIDIARIES
Notes to Condensed Consolidated Financial Statements (Unaudited)
(in millions, except share and per share data)

(8) Business Segments

The Company conducts its global business through two business segments: Alcon United States and Alcon International. Alcon United States includes sales to unaffiliated customers located in the United States of America, excluding Puerto Rico. Alcon United States operating profit is derived from operating profits within the United States, as well as operating profits earned outside of the United States related to the United States business. Alcon International includes sales to all other unaffiliated customers.

Each business segment markets and sells products principally in three product categories of the ophthalmic market: (1) pharmaceutical (prescription drugs), (2) surgical equipment and devices (cataract, vitreoretinal and refractive) and (3) consumer eye care (contact lens disinfectants and cleaning solutions, artificial tears and ocular vitamins).

Certain manufacturing costs and manufacturing variances are not assigned to business segments because most manufacturing operations produce products for more than one business segment. Research and development costs, excluding regulatory costs which are included in the business segments, are treated as general corporate costs and are not assigned to business segments.

Identifiable assets are not assigned by business segment and are not considered in evaluating the performance of the business segments.

Three months ended September 30,	Sales		Operating Income		Depreciation and Amortization	
	2005	2004	2005	2004	2005	2004
United States	$ 560.5	$ 499.9	$ 292.6	$ 233.1	$ 26.3	$ 25.3
International	510.6	458.2	209.9	166.3	14.2	13.7
Segments total	1,071.1	958.1	502.5	399.4	40.5	39.0
Manufacturing operations			(7.4)	(1.6)	8.9	7.5
Research and development			(92.4)	(92.8)	3.3	3.0
General corporate			(34.8)	(28.0)	0.9	1.0
Total	$1,071.1	$ 958.1	$ 367.9	$ 277.0	$ 53.6	$ 50.5

Nine months ended September 30,	Sales		Operating Income		Depreciation and Amortization	
	2005	2004	2005	2004	2005	2004
United States	$1,676.6	$1,534.5	$ 842.8	$ 729.1	$ 76.8	$ 67.1
International	1,637.0	1,426.4	669.1	532.8	42.0	39.5
Segments total	3,313.6	2,960.9	1,511.9	1,261.9	118.8	106.6
Manufacturing operations			(23.8)	(18.4)	26.6	22.3
Research and development			(267.9)	(251.5)	9.4	7.6
General corporate			(105.7)	(90.7)	2.7	2.8
Total	$3,313.6	$2,960.9	$ 1,114.5	$ 901.3	$ 157.5	$ 139.3

In 2005, the Company realigned certain legal departments to be a part of the general corporate function. The corresponding expenses for 2004 were reclassified from the research and development function to the general corporate function to conform with current year presentation.

ALCON, INC. AND SUBSIDIARIES
Notes to Condensed Consolidated Financial Statements (Unaudited)
(in millions, except share and per share data)

(9) Stock-Based Compensation Plans

Under the 2002 Alcon Incentive Plan, the Company's board of directors may award to officers, directors and key employees options to purchase up to 30 million Alcon common shares at a price set by the board, which may not be lower than the prevailing stock exchange price upon the grant of the option. Individual grants become exercisable generally on or after the third anniversary of the grant and lapse on the tenth anniversary of the grant. Individual grants accelerate to become exercisable upon the holder's retirement at or after reaching age 55.

From time to time, the Company's board of directors has authorized the acquisition on the open market of Alcon common shares to satisfy the exercise of stock options granted to employees under the 2002 Alcon Incentive Plan. At September 30, 2005, outstanding authorizations by the Company's board of directors would permit the additional purchase of approximately 2.8 million Alcon common shares for this purpose.

During 2005, the Company's board of directors approved the grant to certain employees and the independent directors of incentive options to purchase approximately 3.5 million Alcon common shares at the market price (primarily at $79.00 per share) pursuant to the 2002 Alcon Incentive Plan. The options are scheduled to become exercisable in 2008 and expire in 2015.

The Company applies the intrinsic value method provisions of Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations in accounting for grants to Company directors, officers and employees under the 2002 Alcon Incentive Plan. No employee compensation cost for stock options was reflected in net earnings, as all options granted under the plan had an exercise price equal to the market value of the underlying common stock on the date of grant.

The following table illustrates the effect on net earnings and earnings per common share if the Company had applied the "fair value" recognition provisions of Statement of Financial Accounting Standards No. 123 (revised 2004), "Share-Based Payment" in accounting for the plan.

| | Three months ended September 30, | | Nine months ended September 30, | |
	2005	2004	2005	2004
Net earnings, as reported	$ 295.8	$ 194.3	$ 870.3	$ 684.5
Deduct: Total stock-based employee compensation expense determined under the "fair value" method for all awards, net of related tax benefits	(10.8)	(8.9)	(49.9)	(41.9)
Proforma net earnings	$ 285.0	$ 185.4	$ 820.4	$ 642.6
Earnings per common share:				
Basic - as reported	$ 0.96	$ 0.64	$ 2.84	$ 2.24
Basic - proforma	$ 0.93	$ 0.61	$ 2.68	$ 2.10
Diluted - as reported	$ 0.95	$ 0.62	$ 2.79	$ 2.20
Diluted - proforma	$ 0.91	$ 0.60	$ 2.64	$ 2.08

The 2002 Alcon Incentive Plan also provides that the board may grant Stock Appreciation Rights ("SARs") whereby the grantee may receive the appreciation in stock value over the grant price. The Company's operating results included expenses related to these SARs of $6.1 and $1.7 in the three-month periods ended September 30, 2005 and 2004, respectively, and $16.0 and $6.7 in the nine-month periods ended September 30, 2005 and 2004, respectively.

(in millions, except share and per share data)

(10) Deferred Compensation

The Company has an unfunded deferred compensation plan referred to as the 1994 Phantom Stock Plan for which key management members and certain other employees were eligible to be considered for participation prior to 2002. A committee appointed by Alcon's board of directors administers the plan. The plan's liability was $9.4 and $18.3 at September 30, 2005 and December 31, 2004, respectively, which was included in other current liabilities and, at December 31, 2004, also in other long term liabilities in the accompanying condensed consolidated balance sheets.

The Alcon Executive Deferred Compensation Plan ("DCP") permits certain executives of the Company to defer receipt of compensation and certain stock gains otherwise payable currently and to accumulate earnings thereon on a tax-deferred basis. The DCP is designed to permit executives' deferral elections to be held and owned by the Company in a Rabbi trust. During the nine-month periods ended September 30, 2005 and 2004, certain executives elected to defer $7.8 and $6.2 of compensation, respectively. At September 30, 2005 and December 31, 2004, liabilities under the DCP, included in other long term liabilities in the accompanying condensed consolidated balance sheets, were $19.9 and $8.1, respectively.

As of September 30, 2005 and December 31, 2004, 230,386 and 158,306 Alcon common shares, respectively, have been deferred into the DCP. These shares were reflected as outstanding and were included in the applicable basic and diluted earnings per share calculations.

(11) Pension and Postretirement Benefits

Components of net periodic benefit costs:

	Pension benefits		Postretirement benefits	
Three months ended September 30,	**2005**	**2004**	**2005**	**2004**
Service cost	$ 4.7	$ 3.7	$ 2.3	$ 1.7
Interest cost	3.6	3.4	2.7	2.1
Expected return on plan assets	(0.1)	(0.1)	(1.7)	(1.7)
Prior service cost amortization	(0.3)	(0.2)	0.1	0.1
Recognized actuarial loss	0.7	0.8	0.1	(0.1)
Net periodic benefit cost	$ 8.6	$ 7.6	$ 3.5	$ 2.1

	Pension benefits		Postretirement benefits	
Nine months ended September 30,	**2005**	**2004**	**2005**	**2004**
Service cost	$ 12.5	$ 11.2	$ 6.8	$ 5.6
Interest cost	11.0	10.5	7.9	6.8
Expected return on plan assets	(0.4)	(0.3)	(4.9)	(5.0)
Prior service cost amortization	(0.7)	(0.6)	0.4	0.3
Recognized actuarial loss	2.0	2.4	0.2	0.2
Net periodic benefit cost	$ 24.4	$ 23.2	$ 10.4	$ 7.9

In February 2005, the Company transferred $200.2 to an irrevocable rabbi trust to be held and invested in an unfunded arrangement for the payment of benefits to participants under certain defined benefit pension plans of the Company. At September 30, 2005, the accompanying balance sheet included net assets of the trust (cash and cash equivalents of $25.5, short term investments of $60.8 and long term investments of $142.4 less obligations to settle investment purchases of $19.6), which were restricted to the payment of pension benefits except under certain conditions, such as termination of the trust.

(12) Income Taxes

In June 2004, the Company recorded a current income tax benefit of $57.6 for certain discrete items resulting from filing amended federal income tax returns for prior years claiming research and experimentation tax credits and from resolution of several significant tax audit issues related to prior years.

(13) Contingencies

On May 6, 2005, a jury in the United States District Court in Delaware rendered a verdict that the Company infringed two United States patents owned by Advanced Medical Optics Inc. The amount of the verdict was $94.8. No judgment has been entered and the litigation continues in progress.

While there can be no assurance that an adverse outcome in this case cannot occur, the Company believes that the jury verdict of infringement is not supported by the evidence and is incorrect as a matter of law. In several motions filed in July 2005, the Company has asked the court to set aside the verdict, and the Company will appeal if necessary. If an adverse outcome were to occur, management believes that the possible range of loss could be up to the amount of the verdict, but to predict the likely liability, if any, in this case would be premature. The timing of the final resolution of this matter is uncertain.

ITEM 2.   MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Three months ended September 30, 2005 compared to three months ended September 30, 2004

The following discussion compares operations for the three months ended September 30, 2005 to operations for the three months ended September 30, 2004.

Sales

Global sales increased 11.8% to $1,071.1 million in the three months ended September 30, 2005 from the same period in 2004. Of this increase, 1.3% was attributable to favorable exchange rates. Excluding the effect of foreign exchange fluctuations, sales growth would have been 10.5%, primarily reflecting volume growth during the three months ended September 30, 2005.

	Three Months Ended September 30,		Change	Foreign Currency Change	Change in Constant Currency (a)
	2005	2004			
	(in millions)				
Geographic Sales					
United States:					
Pharmaceutical	$ 260.9	$ 226.5	15.2%	-%	15.2%
Surgical	225.3	200.7	12.3	-	12.3
Consumer Eye Care	74.3	72.7	2.2	-	2.2
** Total United States Sales**	**560.5**	**499.9**	**12.1**	**-**	**12.1**
International:					
Pharmaceutical	176.9	149.9	18.0	3.3	14.7
Surgical	259.0	237.8	8.9	2.0	6.9
Consumer Eye Care	74.7	70.5	6.0	3.7	2.3
** Total International Sales**	**510.6**	**458.2**	**11.4**	**2.7**	**8.7**
Total Global Sales	**$ 1,071.1**	**$ 958.1**	**11.8**	**1.3**	**10.5**

(a) Change in constant currency (as referenced throughout this discussion) is determined by comparing adjusted 2005 reported amounts, calculated using 2004 monthly average exchange rates, to the actual 2004 reported amounts. Sales change in constant currency is not a U.S. GAAP defined measure of revenue growth. Change in constant currency calculates sales growth without the impact of foreign exchange fluctuations. Management believes constant currency sales growth is an important measure of the Company's operations because it provides investors with a clearer picture of the core rate of sales growth attributable to changes in unit volumes and local currency prices. Sales change in constant currency, as defined and presented by the Company, may not be comparable to similar measures reported by other companies.

Alcon United States sales were 52.3% of global sales and increased 12.1% to $560.5 million in the three months ended September 30, 2005 compared to $499.9 million in the comparable period in 2004. Sales of glaucoma products, led by *Travatan*® ophthalmic solution, increased 8.2% while infection/inflammation product sales increased by 9.3%. Pharmaceutical sales included a 39.8% increase in otic products. This increase related primarily to sales growth of *Ciprodex*® otic suspension. (*Ciprodex*® is a registered trademark of Bayer AG, licensed to us by Bayer AG.)

United States Surgical sales benefited from increased sales of *AcrySof® Natural* intraocular lenses, the United States launch in May 2005 of *AcrySof® ReSTOR®* apodized diffractive intraocular lenses and increased sales of cataract and vitreoretinal surgical equipment and disposables. The *AcrySof® ReSTOR®* is the first and only apodized diffractive intraocular lens for cataract patients with and without presbyopia, providing patients with a full range of quality vision (near, intermediate and distance), and greatly reducing their reliance on glasses.

In May 2005, the Centers for Medicare and Medicaid Services ("CMS") clarified its payment rules for presbyopia-correcting intraocular lenses that provide restoration of distance, near and intermediate vision with less dependency on eyeglasses or contact lenses following cataract surgery. Prior to the CMS ruling, limitations on Medicare payment and market pricing for presbyopia-correcting intraocular lenses effectively would have prevented beneficiaries from having these lenses implanted. Under the new policy, Medicare will continue existing reimbursement amounts under the covered benefit for cataract surgery, and patients may elect to pay for the non-covered charges for refractive services and presbyopia-correcting intraocular lenses such as the *AcrySof® ReSTOR®*.

The increase in United States Consumer Eye Care sales primarily resulted from sales growth of *Systane®* lubricant eye drops and ocular vitamins.

Alcon International sales were 47.7% of global sales and increased 11.4% (8.7% in constant currency) to $510.6 million in the three months ended September 30, 2005 from $458.2 million in the same period of 2004. This 11.4% increase was achieved despite price decreases on products in Japan and certain other markets during the three months ended September 30, 2005, as compared to the same period of 2004. Sales in Canada, Brazil and Mexico led the sales growth in constant currency.

Pharmaceutical sales outside of the United States grew in all therapeutic areas. *AcrySof®* intraocular lenses, including *AcrySof® Natural* and *AcrySof® ReSTOR®*, contributed to the growth in Surgical sales outside the United States, along with increased sales of cataract surgical procedure packs and cataract and vitreoretinal equipment and disposables. Higher sales of *Systane®* and *Tears Naturale®* lubricant eye drops drove the increase in International sales of Consumer Eye Care products. These higher sales were partially offset by a decrease in sales of contact lens disinfectants. The market for contact lens care disinfectants outside the United States was significantly influenced by strong price competition.

	Three Months Ended September 30,		Change	Foreign Currency Change	Change in Constant Currency (a)
	2005	2004			
	(in millions)				
Product Sales					
Infection/inflammation	$ 157.6	$ 138.8	13.5%		
Glaucoma	153.3	134.9	13.6		
Allergy	73.3	70.9	3.4		
Otic	74.9	54.1	38.4		
Other pharmaceuticals/rebates	(21.3)	(22.3)	N/M		
Total Pharmaceutical	**437.8**	**376.4**	**16.3**	**1.3%**	**15.0%**
Intraocular lenses	165.0	139.6	18.2		
Cataract/vitreoretinal	307.6	282.4	8.9		
Refractive	11.7	16.5	(29.1)		
Total Surgical	**484.3**	**438.5**	**10.4**	**1.1**	**9.3**
Contact lens disinfectants	78.3	79.5	(1.5)		
Artificial tears	42.2	36.5	15.6		
Other	28.5	27.2	4.8		
Total Consumer Eye Care	**149.0**	**143.2**	**4.1**	**1.9**	**2.2**
Total Global Sales	**$ 1,071.1**	**$ 958.1**	**11.8**	**1.3**	**10.5**

N/M - Not Meaningful
(a)   See (a) above.

Pharmaceutical

Global sales of our pharmaceutical products grew 16.3% (15.0% in constant currency) in the three months ended September 30, 2005. The Company realized increased sales volumes of key branded products in all major therapeutic categories.

Sales of *Vigamox*® ophthalmic solution, our fourth generation fluoroquinolone, led the growth in the infection/inflammation products during the three months ended September 30, 2005. Alcon's combined sales of branded fluoroquinolone anti-infectives grew 16.1% in the three months ended September 30, 2005. The increase in *Vigamox*® sales was greater than the decrease in *Ciloxan*® ophthalmic solution and ointment sales, which have declined after *Ciloxan*® lost patent protection in the United States in June 2004. In addition to increased sales of branded fluoroquinolones, Falcon, Alcon's generic subsidiary, introduced a generic *Ciloxan*® product in May 2004 and has captured a significant share of ciprofloxacin generic sales. (*Vigamox*® is licensed to Alcon by Bayer AG.)

Sales of *TobraDex*® ophthalmic suspension and ointment, our combination ocular anti-infective/anti-inflammatory product, continued to grow globally during the three months ended September 30, 2005.

In August 2005, the United States Food and Drug Administration ("FDA") approved our new drug application for *Nevanac*™ (nepafenac ophthalmic suspension) 0.1% for the treatment of pain and inflammation associated with cataract surgery. The approval came after a priority six month review. *Nevanac*™ suspension contains a novel prodrug that rapidly penetrates ocular tissues. It is the first ophthalmic non-steroidal anti-inflammatory prodrug to receive FDA approval. The United States commercial launch of *Nevanac*™ suspension began in September 2005.

Among our glaucoma products, *Travatan*® ophthalmic solution continued its expansion in the global markets with a 34.2% increase in sales for the three months ended September 30, 2005. *Azopt*® ophthalmic suspension, another glaucoma product, posted a 15.6% sales increase during the same period.

Within the allergy products, *Patanol*® ophthalmic solution sales grew 4.5% in the three months ended September 30, 2005 and continued to be the leading prescribed ocular allergy product on the United States market.

Sales of *Ciprodex*® led a 38.4% increase in sales of otic products during the most recent three months.

Surgical

Sales of our surgical products grew 10.4% (9.3% in constant currency) to $484.3 million in the three months ended September 30, 2005. Intraocular lenses and cataract and vitreoretinal surgical products, which include surgical equipment, devices and disposable products, accounted for the growth.

Sales of *AcrySof*® intraocular lenses increased 19.1% in the three months ended September 30, 2005. This increase reflected continued growth in the market size and in our market share, as well as the conversion from lower-priced *AcrySof*® intraocular lenses to premium-priced products, such as the *AcrySof*® *Natural*, the *AcrySof*® *IQ Aspheric Natural* intraocular lens and the *AcrySof*® *ReSTOR*®. The *AcrySof*® *ReSTOR*® was launched in the United States after its approval by the FDA in March 2005.

Sales of vitreoretinal equipment and disposables increased during the period, leading the 18.3% increase in vitreoretinal products. Sales of cataract removal systems in the three months ended September 30, 2005 grew 29.3% over the same period of 2004. Other contributors to growth included higher sales of cataract surgical procedure packs which increased by 12.4% over the same period in 2004.

As discussed in note 13 to the condensed consolidated financial statements, the Company is a defendant in a lawsuit alleging infringement of two patents owned by Advanced Medical Optics Inc. ("AMO"). The patent infringement suit by AMO challenges only certain features of Alcon's *Infiniti*® Vision System and the *Advantec*® and *Everest*™ software upgrades to Alcon's *Legacy*® cataract system. It does not relate to the core phacoemulsification technologies that make up the *Infiniti*® and *Legacy*® systems.

Management believes that the jury verdict of infringement of the two patents is not supported by the evidence and is incorrect as a matter of law. However, the Company decided to make the software changes necessary to remove the Occlusion Power Management feature at issue from these products because few, if any, of its customers actually used the feature.

Sales of our refractive products declined 29.1%. Both technology fees and sales of refractive equipment declined in the three months ended September 30, 2005 from the same period in 2004, due partially to a slower procedure volume and increased competitive pressure.

Consumer Eye Care

Our global consumer eye care sales, consisting of contact lens care and other general eye care products, grew 4.1% (2.2% in constant currency) to $149.0 million in the three months ended September 30, 2005.

Sales of our contact lens disinfectants declined 1.5% in the three months ended September 30, 2005 compared to the same period in 2004, due primarily to lower sales of older generation contact lens care products offset in part by slightly improved sales of *OPTI-FREE*® *EXPRESS*® multipurpose disinfecting solution.

Our line of artificial tears products grew 15.6% over the same period. Sales of *Systane*® accounted for approximately 90% of the growth. By September 30, 2005, we had launched *Systane*® in about 55 countries. Higher sales of *Tears Naturale*® lubricant eye drops provided the remaining growth.

Gross Profit

Gross profit increased 16.2% to $824.7 million in the three months ended September 30, 2005 from $709.5 million in the same period in 2004. Gross profit increased as a percent of sales to 77.0% in the three months ended September 30, 2005 from 74.1% in the same period in 2004. This increase was due to reduced royalties, variations in product sales mix, price increases of certain products and the impact of currency fluctuations on sales and cost of goods sold. This increase also resulted from production efficiencies throughout most of our manufacturing facilities.

As discussed below, during the three months ended June 30, 2005, the company restructured the payment obligations under a certain license agreement that provided for future royalties. A result of this transaction was to reduce royalty expense by $8.7 million in the three months ended September 30, 2005, compared to the same period in the prior year.

Operating Expenses

Selling, general and administrative expenses increased 6.8% to $331.1 million in the three months ended September 30, 2005. Selling, general and administrative expense as a percentage of sales decreased to 30.9% from 32.4%. This decrease reflected the continued operating efficiencies gained from the Company's global infrastructure, as well as attention to cost control.

Research and development expenses were $103.6 million in the three months ended September 30, 2005 and $101.8 million in the same period of 2004. Research and development expenses were 9.7% of sales in the three months ended September 30, 2005 compared to 10.6% of sales in the same period of 2004. In 2004, these expenses included the acquisition of a new compound. Research and development expenses represent a continued investment across pharmaceutical and surgical products. Consistent with the prior three years, management expects that research and development expenses will increase in the fourth quarter of 2005, as additional expenses related to existing projects are incurred.

Amortization of intangibles increased to $22.1 million in the three months ended September 30, 2005, from $20.6 million in 2004. In the three months ended June 30, 2005, the company restructured the payment obligations under a certain license agreement that provided for future royalties, converting a portion of the variable payments into fixed amounts. The amortization of the new fixed amounts for this license added $1.7 million to amortization of intangibles for the three months ended September 30, 2005.

Operating Income

Operating income increased 32.8% to $367.9 million in the three months ended September 30, 2005 from $277.0 million in the same period in 2004.

Alcon United States business segment operating income increased 25.5% to $292.6 million, or 52.2% of sales, in the three months ended September 30, 2005 from $233.1 million, or 46.6% of sales, in 2004. Operating income in 2005 improved as a result of sales volume gains, product mix and lower royalties. Expanded marketing and promotion expenses offset a portion of these gains.

Alcon International business segment operating income increased 26.2% to $209.9 million, or 41.1% of sales, in the three months ended September 30, 2005 from $166.3 million, or 36.3% of sales in 2004. In 2005, operating income improved as a percent of sales from volume growth in higher margin products, lower manufactured cost of goods, and from favorable foreign currency impact, particularly in Europe.

Operating income for the Alcon United States and Alcon International business segments does not include: (1) certain manufacturing costs (e.g., manufacturing operation period costs and manufacturing variances); (2) all research and development costs other than regulatory costs; and (3) certain other general corporate expenses.

Interest and Other Expenses

Interest income increased to $12.8 million in the three months ended September 30, 2005 from $5.7 million in the same period in 2004, primarily as a result of higher short term investment rates and higher investment balances, in 2005. Interest expense increased to $10.1 million in the three months ended September 30, 2005 from $6.5 million in the same period in 2004 resulting from higher short term interest rates.

Income Tax Expense

Income tax expense decreased to $79.2 million in the three months ended September 30, 2005 from $83.2 million in 2004. The effective tax rate was 21.1% in the three months ended September 30, 2005, compared to 30.0% in the three months ended September 30, 2004. The reduction in the effective tax rate was primarily due to resumption in 2005 of funding a portion of research and development expenses in the United States and a favorable mix of income between low and high tax rate jurisdictions.

Net Earnings

For the reasons discussed above, net earnings increased 52.2% to $295.8 million in the three months ended September 30, 2005 from $194.3 million in the same period in 2004.

Nine months ended September 30, 2005 compared to nine months ended September 30, 2004

The following discussion compares operations for the nine months ended September 30, 2005 to operations for the nine months ended September 30, 2004.

Sales

Global sales increased 11.9% to $3,313.6 million in the nine months ended September 30, 2005 from the same period in 2004. Of this increase, 2.2% was attributable to favorable exchange rates. Excluding the effect of foreign exchange fluctuations, sales growth would have been 9.7%, reflecting volume growth during the nine months ended September 30, 2005.

	Nine Months Ended September 30,		Change	Foreign Currency Change	Change in Constant Currency (a)
	2005	2004			
	(in millions)				
Geographic Sales					
United States:					
Pharmaceutical	$ 824.5	$ 746.1	10.5%	-%	10.5%
Surgical	637.0	578.1	10.2	-	10.2
Consumer Eye Care	215.1	210.3	2.3	-	2.3
Total United States Sales	**1,676.6**	**1,534.5**	**9.3**	**-**	**9.3**
International:					
Pharmaceutical	547.9	449.9	21.8	5.1	16.7
Surgical	856.4	763.4	12.2	4.1	8.1
Consumer Eye Care	232.7	213.1	9.2	4.8	4.4
Total International Sales	**1,637.0**	**1,426.4**	**14.8**	**4.6**	**10.2**
Total Global Sales	**$ 3,313.6**	**$ 2,960.9**	**11.9**	**2.2**	**9.7**

(a) Change in constant currency (as referenced throughout this discussion) is determined by comparing adjusted 2005 reported amounts, calculated using 2004 monthly average exchange rates, to the actual 2004 reported amounts. Sales change in constant currency is not a U.S. GAAP defined measure of revenue growth. Change in constant currency calculates sales growth without the impact of foreign exchange fluctuations. Management believes constant currency sales growth is an important measure of the Company's operations because it provides investors with a clearer picture of the core rate of sales growth attributable to changes in unit volumes and local currency prices. Sales change in constant currency, as defined and presented by the Company, may not be comparable to similar measures reported by other companies.

Alcon United States sales were 50.6% of global sales and increased 9.3% to $1,676.6 million in the nine months ended September 30, 2005 compared to $1,534.5 million in the comparable period in 2004. Price increases on certain products were a small contributing factor in the 9.3% increase in sales in the nine months ended September 30, 2005.

Pharmaceutical sales in the United States reflected double digit gains in glaucoma and otic products. Sales of allergy products increased 8.2%. A smaller gain in infection/inflammation products reflected the decline in sales of branded fluoroquinolone anti-infectives, resulting from the United States patent expiration in June 2004 for *Ciloxan*®. This decline was offset by increased *Vigamox*® sales, increased sales of generic ciprofloxacin (which more than doubled in the nine months ended September 30, 2005 compared to the same period in 2004) and the sale of other anti-infective products.

United States Surgical sales benefited from increased sales of *AcrySof® Natural* intraocular lenses, the United States launch of *AcrySof® ReSTOR®* in May 2005 (as discussed earlier in this Item 2) and increased sales of viscoelastics, vitreoretinal surgical disposables and equipment, and cataract surgical equipment. The increase in United States Consumer Eye Care sales primarily resulted from sales growth of *Systane®*, which exceeded declines in sales of contact lens disinfectants due to competitive pressures.

Alcon International sales were 49.4% of global sales and increased 14.8% (10.2% in constant currency) to $1,637.0 million in the nine months ended September 30, 2005 from $1,426.4 million in the same period of 2004. This 14.8% increase was achieved despite price decreases on products in Japan and certain other markets during the nine months ended September 30, 2005, as compared to the same period of 2005. Sales in Germany, Canada and Brazil led the sales growth in constant currency.

Pharmaceutical sales outside of the United States grew from strong performance in all therapeutic areas, and particularly from increased *Travatan®* sales. *AcrySof®* intraocular lenses, including *AcrySof® Natural* and *AcrySof® ReSTOR®*, contributed to the growth in International Surgical sales, along with increased sales of cataract surgical procedure packs. Higher sales of *Systane®* and *Tears Naturale®* drove the increase in International sales of Consumer Eye Care Products.

	Nine Months Ended September 30,		Change	Foreign Currency Change	Change in Constant Currency (a)
	2005	2004			
	(in millions)				
Product Sales					
Infection/inflammation	$ 490.2	$ 440.9	11.2%		
Glaucoma	463.8	394.6	17.5		
Allergy	295.4	268.9	9.9		
Otic	178.0	138.8	28.2		
Other pharmaceuticals/rebates	(55.0)	(47.2)	N/M		
Total Pharmaceutical	**1,372.4**	**1,196.0**	**14.7**	**1.9%**	**12.8%**
Intraocular lenses	493.9	429.7	14.9		
Cataract/vitreoretinal	956.3	863.6	10.7		
Refractive	43.2	48.2	(10.4)		
Total Surgical	**1,493.4**	**1,341.5**	**11.3**	**2.3**	**9.0**
Contact lens disinfectants	229.5	229.9	(0.2)		
Artificial tears	129.4	104.9	23.4		
Other	88.9	88.6	0.3		
Total Consumer Eye Care	**447.8**	**423.4**	**5.8**	**2.4**	**3.4**
Total Global Sales	**$ 3,313.6**	**$ 2,960.9**	**11.9**	**2.2**	**9.7**

N/M - Not Meaningful
(a)   See (a) above.

Pharmaceutical

Global sales of our pharmaceutical products increased 14.7% (12.8% in constant currency) in the nine months ended September 30, 2005. The Company realized increased sales volumes of key branded products in all major therapeutic categories.

Sales of *Vigamox*®, our newest anti-infective drug, increased 41.5% primarily due to increased sales in the United States as physicians converted from older fluoroquinolones, including *Ciloxan*®, to the newer class of fluoroquinolones. Global sales of branded fluoroquinolone anti-infectives (*Vigamox*® and *Ciloxan*®) increased 3.4% in the nine months ended September 30, 2005 compared to the same period in 2004. *Ciloxan*® sales were lower because the United States patent for this product expired in June 2004. Falcon, Alcon's generic subsidiary, introduced its own version of *Ciloxan*® in May of 2004 to capture a share of these conversions to the generic form of the product. However, these sales of the generic product were at a much lower price.

Sales of *TobraDex*®, our combination ocular anti-infective/anti-inflammatory product, grew 7.2% during the nine months ended September 30, 2005.

Travatan® continued its expansion in the global glaucoma market with a 37.8% increase in sales for the nine months ended September 30, 2005 with solid growth in both the United States and International markets. Another glaucoma product, *Azopt*®, posted a 20.8% sales increase during the same period, primarily due to gains in International markets.

Within the allergy products, *Patanol*® sales grew 10.8% in the nine months ended September 30, 2005, with growth in both the United States and International markets.

United States sales growth of *Ciprodex*® was responsible for a 28.2% increase in global sales of otic products during the most recent nine months.

Surgical

Global sales of our surgical products grew 11.3% (9.0% in constant currency) to $1,493.4 million in the nine months ended September 30, 2005. Intraocular lenses and cataract and vitreoretinal surgical products, which include surgical equipment, devices and disposable products, accounted for the growth.

Sales of *AcrySof*® intraocular lenses increased 15.8% in the nine months ended September 30, 2005. This increase reflected continued growth in the market and in our market share, as well as the conversion from lower-priced *AcrySof*® intraocular lenses to premium-priced products, such as the *AcrySof*® *Natural*, the *AcrySof*® *IQ Aspheric Natural* and the *AcrySof*® *ReSTOR*®, which was approved by the FDA in March 2005.

Total sales of cataract equipment increased 23.9%. Sales of vitreoretinal surgical disposables increased 19.7% and, along with a 23.4% increase in vitreoretinal surgical equipment sales, produced a 19.4% increase in vitreoretinal product sales.

As discussed in note 13 to the condensed consolidated financial statements, the Company is a defendant in a lawsuit alleging infringement of two patents owned by Advanced Medical Optics Inc. ("AMO"). The patent infringement suit by AMO challenges only certain features of Alcon's *Infiniti*® Vision System and the *Advantec*® and *Everest*™ software upgrades to Alcon's *Legacy*® cataract system. It does not relate to the core phacoemulsification technologies that make up the *Infiniti*® and *Legacy*® systems.

Management believes that the jury verdict of infringement of the two patents is not supported by the evidence and is incorrect as a matter of law. However, the Company decided to make the software changes necessary to remove the Occlusion Power Management feature at issue from these products because few, if any, of its customers actually used the feature.

Refractive sales declined 10.4% for the nine months ended September 30, 2005. Technology fees related to the use of Alcon's *CustomCornea*® wavefront system increased total refractive technology fees in 2005 over 2004. However, sales of refractive equipment declined in 2005 compared to 2004 as sales of the *LADARWave*® wavefront system declined.

Consumer Eye Care

Our global consumer eye care sales, consisting of contact lens care and other general eye care products, grew 5.8% (3.4% in constant currency) to $447.8 million in the nine months ended September 30, 2005.

Sales of our contact lens disinfectants decreased 0.2% in the nine months ended September 30, 2005 compared to 2004, due to lower sales of older generation contact lens care products and decreased private label sales. Sales growth of *OPTI-FREE*® *EXPRESS*® in the nine months of 2005 offset much of this decrease.

Sales of our artificial tears products grew 23.4% over the same period. Higher sales of *Systane*® accounted for approximately 79% of the growth. Approximately 52% of the growth in *Systane*® sales came from International markets reflecting the introduction of the product in additional markets over the last twelve months, as well as growth in current markets. Sales of *Tears Naturale*® in International markets provided the remaining growth.

Gross Profit

Gross profit increased 15.9% to $2,490.9 million in the nine months ended September 30, 2005 from $2,148.3 million in the same period in 2004. Gross profit increased as a percent of sales to 75.2% in the nine months ended September 30, 2005 from 72.6% in the same period in 2004. This increase was due to reduced royalties, variations in product sales mix, price increases of certain products, and the impact of currency fluctuations on sales and cost of goods sold. This increase also resulted from production efficiencies throughout most of our manufacturing facilities.

As discussed below, during the three-month periods ended June 30, 2005 and September 30, 2004, the Company restructured the payment obligations under certain license agreements that provided for future royalties. A result of these transactions was to reduce royalty expense by $31.3 million in the nine months ended September 30, 2005 compared to the same period in the prior year.

Operating Expenses

Selling, general and administrative expenses increased 10.5% to $1,009.4 million in the nine months ended September 30, 2005. Selling, general and administrative expense as a percentage of sales decreased to 30.5% from 30.8%. This decrease reflected the continued operating efficiencies gained from the Company's global infrastructure and cost control.

Research and development expenses declined to 9.1% of sales in the nine months ended September 30, 2005 from 9.5% in the same period of 2004. In 2004, these expenses included the acquisition of a new compound. The expenses in 2005 of $302.9 million represented a 7.4% increase over the same period in 2004. Research and development expenses represent a continued investment across pharmaceutical and surgical products.

Amortization of intangibles increased to $64.1 million in the nine months ended September 30, 2005, from $51.8 million in 2004. During the three-month periods ended June 30, 2005 and September 30, 2004, the Company restructured the payment obligations under certain license agreements that provided for future royalties, converting a portion of the variable payments into fixed amounts. The amortization of the new fixed amounts for these licenses added $12.9 million to amortization of intangibles for the nine months ended September 30, 2005.

Operating Income

Operating income increased 23.7% to $1,114.5 million in the nine months ended September 30, 2005 from $901.3 million in the same period in 2004.

Alcon United States business segment operating income increased 15.6% to $842.8 million, or 50.3% of sales, in the nine months ended September 30, 2005 from $729.1 million, or 47.5% of sales, in 2004. Operating income in 2005 improved as a result of sales volume gains, product mix and lower royalties. Expanded marketing and promotion expenses offset a portion of these gains.

Alcon International business segment operating income increased 25.6% to $669.1 million, or 40.9% of sales, in the nine months ended September 30, 2005 from $532.8 million, or 37.3% of sales in 2004. In 2005, operating income improved as a percent of sales from volume growth in higher margin products, lower manufactured cost of goods, and from favorable foreign currency impact, particularly in Europe.

Operating income for the Alcon United States and Alcon International business segments does not include: (1) certain manufacturing costs (e.g., manufacturing operation period costs and manufacturing variances); (2) all research and development costs other than regulatory costs; and (3) certain other general corporate expenses.

Interest and Other Expenses

Interest income increased to $33.4 million in the nine months ended September 30, 2005 from $15.9 million in the same period in 2004, primarily as a result of higher short term investment rates and higher investment balances, in 2005. Interest expense increased to $28.2 million in the nine months ended September 30, 2005 from $19.8 million in the same period in 2004 resulting from higher interest rates.

Income Tax Expense

Income tax expense increased to $255.6 million in the nine months ended September 30, 2005, compared to $211.0 million in 2004. The effective tax rate was 22.7% in the nine months ended September 30, 2005 and 23.6% in the nine months ended September 30, 2004. In June 2004, the Company recorded a current income tax benefit of $57.6 million for certain discrete items resulting from filing amended federal income tax returns for prior years claiming research and experimentation tax credits and from the resolution of several significant tax audit issues related to prior years.

Income taxes and the effective tax rates for the periods reflected the following elements:

	Nine months ended September 30,			
	2005		**2004**	
	Income Taxes (in millions)	**Effective Tax Rate**	**Income Taxes** (in millions)	**Effective Tax Rate**
Amended federal income tax returns for prior years and resolution of audit issues relating to prior years	$ -	Not applicable	$ (57.6)	Not applicable
All other income taxes	255.6	22.7%	268.6	30.0%
Total income taxes	$ 255.6	22.7	$ 211.0	23.6

Our effective tax rate was 22.6% in the year ended December 31, 2004. Excluding the impact of the filing of amended tax returns for prior years and the resolution of tax audit issues, the effective tax rate would have been 27.7% for the year ended December 31, 2004. We expect to decrease our full year 2005 effective tax rate by between three to four percentage points compared to 2004, primarily by increasing our United States tax deduction for research and development. We expect further declines in our effective tax rate in 2006 and 2007 of about two to three percentage points each year, at which point it should remain relatively stable for the remainder of the decade (excluding any extraordinary events).

Net Earnings

For the reasons discussed above, net earnings increased 27.1% to $870.3 million in the nine months ended September 30, 2005 from $684.5 million in the same period in 2004. Net earnings in 2004 were increased by the tax benefits of $57.6 million discussed above.

Liquidity and Capital Resources

Cash, Debt and Liquidity

At September 30, 2005, the Company reported cash and cash equivalents of $1,112.5 million, total debt of $964.8 million and consolidated shareholders' equity of $2,560.4 million. The net cash balance (cash and cash equivalents minus total debt) increased $42.3 million during the nine-month period to $147.7 million. The Company continued to generate significant cash flow from operations, but used $302.0 million to pay dividends on common shares and $292.7 million to purchase treasury shares as discussed below.

Although net cash and the change in net cash are not U.S. GAAP defined measures, management believes that the evolution of net cash is important to understanding the Company's cash flow generation and overall financial health. As part of our cash management strategy, the Company maintains large balances of cash and cash equivalents in Switzerland, while the Company's debt is located in subsidiary operating companies elsewhere. Net cash was calculated as follows:

	September 30, 2005		December 31, 2004	
	(in millions)			
Net Cash				
Cash and cash equivalents	$	1,112.5	$	1,093.4
Short term borrowings		890.5		911.6
Current maturities of long term debt		5.7		4.5
Long term debt		68.6		71.9
Total debt		964.8		988.0
Net cash	$	147.7	$	105.4

In February 2005, the Company transferred $200.2 million to an irrevocable rabbi trust to be held and invested in an unfunded arrangement for the payment of benefits to participants under certain defined benefit pension plans of the Company. At September 30, 2005, net assets of the trust (cash and cash equivalents of $25.5 million, short term investments of $60.8 and long term investments of $142.4 million less obligations to settle investment purchases of $19.6) were included in the accompanying balance sheet but were restricted to the payment of pension benefits except under certain conditions, such as termination of the trust.

Cash Flows

During the nine months ended September 30, 2005, the Company generated operating cash flow of $1,073.1 million. A significant portion of the operating cash flow was used for payment of dividends on common shares, for the purchase of Alcon common shares, as discussed under "Financing Activities," and for capital expenditures, including improvements in our manufacturing facilities and certain new construction.

Financing Activities

During the nine months ended September 30, 2005, we decreased our short term borrowings by $21.1 million. Our short term borrowings are discussed more fully under "Credit and Commercial Paper Facilities" below. We also received $138.1 million from the sale of shares to employees upon their exercise of employee stock options.

Since 2002, the board of directors has approved the purchase of up to 10,000,000 Alcon common shares, including 8,000,000 approved in 2004, to satisfy the exercise of share options granted to employees in 2004 and 2005. Since 2002, we have purchased 7.4 million treasury shares (including 3.0 million treasury shares in 2005) for $571.0

million (including $292.7 million in 2005). We expect to issue new common shares from conditional capital for the exercise of options held by employees that are scheduled to become exercisable in 2005 and 2006.

The payment of dividends is subject to the availability of retained earnings or dividendable reserves under Swiss law, the proposal by our board of directors, and ultimately the approval of our shareholders. Future dividend payments will depend on various factors, including our net earnings, financial condition, cash requirements, future prospects and other factors deemed relevant by our board of directors in their proposal for approval to the shareholders. On May 20, 2005, we paid a dividend, based on 2004 operations, of CHF 1.18 per common share, or approximately $0.99 per common share, totaling $302.0 million.

Capital Resources

The Company expects to meet its current liquidity needs primarily through cash and cash equivalents, liquidation of short term investments and, to the extent necessary, short term borrowings. We expect to meet future liquidity requirements through operating cash flows and through utilization of existing credit facilities, the combination of which would be sufficient, even if our sales were adversely affected as compared to expectations.

Credit and Commercial Paper Facilities

As of September 30, 2005, the Company had credit and commercial paper facilities of approximately $2.9 billion available worldwide, including a $2.0 billion commercial paper facility. As of September 30, 2005, $623.8 million of the commercial paper was outstanding at an average interest rate of 3.68% before fees.

Nestlé guarantees the commercial paper facility and assists in its management, for which we pay Nestlé an annual fee based on the average outstanding commercial paper balances. In addition, we pay Nestlé a fee for serving as a guarantor on a bank loan for Japanese yen 5.0 billion ($44.1 million) maturing in 2011, arranged by ABN AMRO Bank for our subsidiary in Japan. Nestlé's guarantees permit Alcon to obtain more favorable interest rates, based upon Nestlé's credit rating, than might otherwise be obtained. We believe that any fees paid by us to Nestlé for their guaranty of any indebtedness or for the management of the commercial paper program are comparable to the fees that would be paid in an arm's length transaction. The bank loan contains a provision that may terminate and accelerate the obligations in the event that Nestlé's ownership of Alcon falls below 51%.

The Company also had available commitments of $340.7 million under unsecured revolving credit facilities with Nestlé and its affiliates; at September 30, 2005, $83.4 million was outstanding under these credit facilities. Alcon's subsidiaries had third-party lines of credit, including bank overdraft facilities, totaling approximately $589.7 million under which there was an aggregate outstanding balance of $183.3 million at September 30, 2005. The majority of the credit facilities with Nestlé and third parties are committed for less than one year and accrue interest at a rate consistent with local borrowing rates. In aggregate, these facilities had a weighted average interest rate of 2.90% at September 30, 2005.

Market Risks

Interest Rate Risks
Because we have previously financed and expect to continue to finance our operations, in part, through short term loans, we are exposed to interest rate risks. At September 30, 2005, the majority of our loans were short term, floating rate loans that will become more expensive when interest rates rise and less expensive when they fall. We have mitigated this risk by investing our cash, cash equivalents, and short term investments in floating rate investments. The Company evaluates the use of interest rate swaps and periodically uses such agreements to manage its interest risk on selected debt instruments.

Credit Risks
In the normal course of our business, we incur credit risk because we extend trade credit to our customers. We believe that these credit risks are well diversified, and our internal staff actively manages these risks. Our principal concentrations of trade credit are generally with large and financially sound corporations, such as large retailers and grocery chains, drug wholesalers and governmental agencies. It is not unusual for our six largest customers in the

United States to represent in the aggregate approximately 20% of the outstanding balance of our total accounts receivable; however, no single customer accounts for more than 10% of annual sales.

As part of our sales of surgical equipment, we frequently finance the purchase of our equipment and enter into leases and other financial transactions with our customers. In general, these transactions range in duration from one to five years and in principal amount from $50,000 to $350,000. We conduct credit analysis on the customers to whom we extend credit and secure the loans and leases with the purchased surgical equipment. Over the last 18 years, we have offered financing programs for cataract equipment with no significant losses. Our customer financing program for laser refractive surgical equipment has a shorter history, is of a larger size and has less credit strength and asset value for security. In countries that have a history of high inflation, such as Turkey, Brazil and Argentina, the credit risks to which we are exposed can be larger and less predictable.

We conduct some of our business through export operations and are exposed to country credit risk. This risk is mitigated by the use, where applicable, of letters of credit confirmed by large commercial banks in Switzerland and the United States.

Currency Risks

We are exposed to market risk from changes in currency exchange rates that could impact our results of operations and financial position. We manage our exposure to these currency risks through our regular operating and financing activities and, when appropriate, through the use of derivative financial instruments. We use derivative financial instruments as risk management tools and not for speculative purposes.

We primarily use forward contracts to manage the volatility of non-functional currency cash flows resulting from changes in exchange rates. Currency exchange forward contracts are primarily used to hedge intercompany purchases and sales. The use of these derivative financial instruments allows us to reduce our overall exposure to exchange rate fluctuations, since the gains and losses on these contracts substantially offset losses and gains on the assets, liabilities and transactions being hedged. A number of these contracts are executed through Nestlé to take advantage of their expertise and economies of scale.

While we hedge some non-United States dollar currency transactions, the decline in value of non-United States dollar currencies may, if not reversed, adversely affect our ability to contract for product sales in United States dollars because our products may become more expensive to purchase in United States dollars for local customers doing business in the countries of the affected currencies.

Other Contingencies

On May 6, 2005, a jury in the United States District Court in Delaware rendered a verdict that the Company infringed two United States patents owned by Advanced Medical Optics Inc. The amount of the verdict was $94.8. No judgment has been entered and the litigation continues in progress.

While there can be no assurance that an adverse outcome in this case cannot occur, the Company believes that the jury verdict of infringement is not supported by the evidence and is incorrect as a matter of law. In several motions filed in July 2005, the Company has asked the court to set aside the verdict, and the Company will appeal if necessary. If an adverse outcome were to occur, management believes that the possible range of loss could be up to the amount of the verdict, but to predict the likely liability, if any, in this case would be premature. The timing of the final resolution of this matter is uncertain.

New Accounting Standard

In December 2004, the FASB issued SFAS No. 123 (revised 2004), "Share-Based Payment". This statement revised SFAS No. 123, "Accounting for Stock-Based Compensation", and supersedes Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees." This revision requires that the Company recognize in the statement of earnings the grant-date "fair value" of stock options and other equity-based compensation issued to employees. The revised statement generally requires the "fair value" method for these transactions and eliminates the intrinsic value method permitted under Opinion No. 25. The statement is effective for fiscal periods beginning after June 15, 2005.

On April 14, 2005, the United States Securities and Exchange Commission ("SEC") announced the adoption of a new rule that amends the effective date for revised SFAS No. 123. The new rule allows companies to delay adoption of revised SFAS No. 123 until the beginning of the next fiscal year that begins after June 15, 2005. Under the new rule, the Company plans to comply with the revised SFAS No. 123 beginning January 1, 2006. The Company plans to adopt the provisions of this statement using the modified prospective application method. See note 9 of the Notes to Condensed Consolidated Financial Statements for disclosure of the estimated impact on net earnings and earnings per share had the Company applied the "fair value" method in the three-month and nine-month periods ended September 30, 2005 and 2004.

In March 2005, the SEC published Staff Accounting Bulletin ("SAB") No. 107 adding Topic 14: Share-Based Payment to the staff accounting bulletin series. This SAB provides guidance related to the interaction of the revised SFAS No. 123 and certain SEC rules and regulations, as well as to the valuation of share-based payment arrangements for public companies. We will consider this guidance in the adoption of revised SFAS No. 123 and presently do not expect that this SAB will significantly change the estimated effects on pretax earnings discussed in the preceding paragraph.

ITEM 3.   QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Currency Risk

Because a significant portion of our revenues and earnings are denominated in foreign currencies, we are exposed to market risk from changes in currency exchange rates that could impact our results of operations and financial position. We manage our exposure to these currency risks through our regular operating and financing activities and, when appropriate, through the use of derivative financial instruments. We use derivative financial instruments as risk management tools and not for speculative purposes.

We use foreign currency forward contracts to manage the volatility of non-functional currency cash flows resulting from changes in exchange rates. Currency exchange contracts are used primarily to hedge inter-company receivables and payables. The use of these derivative financial instruments allows us to reduce our overall exposure to exchange rate fluctuations, since the gains and losses on these contracts substantially offset losses and gains on the assets, liabilities and transactions being hedged.

The fair value of currency exchange contracts is subject to changes in currency exchange rates. For contracts outstanding as of September 30, 2005, an instantaneous ten percent decline in foreign exchange rates from the prevailing market rates would have decreased our pretax earnings by approximately $10.5 million. Consistent with the nature of the economic hedge of such currency exchange contracts, such gains or losses would be offset by corresponding losses or gains, respectively, of the underlying receivable or payable being hedged.

While we hedge some non-United States dollar currency transactions, the decline in value of non-United States dollar currencies may, if not reversed, adversely affect our ability to contract for product sales in United States dollars because our products may become more expensive to purchase in United States dollars for local customers doing business in the countries of the affected currencies.

At September 30, 2005, the financial instruments outstanding consisted of:

- $61.0 million equivalent notional amount of foreign currency forward and option contracts designated as fair value hedges to offset the potential earning effects from intercompany receivables (denominated in various currencies).

- $50.0 million equivalent notional amount of foreign currency forward contracts designated as fair value hedges to offset the potential earning effects from intercompany payables in United States dollars held at our Swiss subsidiary.

- $98.9 million equivalent notional amount of forward currency swap agreements designated as fair value hedges to offset the exposure resulting from intergroup loans denominated in yen in our Belgium and Italy subsidiaries.

In addition to foreign currency forward exchange contracts, Alcon at September 30, 2005 has purchased and sold foreign currency call and put options to hedge our positions in British pounds sterling.

Interest Rate Risks

We are exposed to market risk from changes in interest rates that could impact our results of operations and financial position. As of September 30, 2005, approximately 2.4% of our debt was long term fixed rate loans. We also had short term floating rate investments and deposits equal to approximately 143.8% of our short term floating rate debt at September 30, 2005. The excess amount of our short term investments and deposits over our short term debt is exposed to fluctuations in short term interest rates. A one percentage point increase in short term interest rates would have increased our pretax earnings by $3.5 million and a one percentage point decrease in short term interest rates would have decreased our pretax earnings by $3.5 million. The Company evaluates the use of interest rate swaps and periodically uses such agreements to manage its interest risk on selected debt instruments.

In January 2001, we entered into a 10-year pay floating, receive fixed interest rate swap on a notional amount of Japanese yen 5 billion. This swap effectively converted our Japanese yen 5 billion fixed interest rate obligation to a floating rate instrument.

At September 30, 2005, the fair value of the interest rate swap was $1.8 million. The fair value of the interest rate swap is based on market data, including the relevant interest rates at September 30, 2005. The equivalent notional amount at September 30, 2005 was $44.1 million.

ITEM 4. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

The following table provides information with respect to purchases during the nine-month period ended September 30, 2005 made by or on behalf of Alcon or any "affiliated purchaser" of Alcon common shares that are registered pursuant to section 12 of the Securities Exchange Act of 1934.

ISSUER PURCHASES OF EQUITY SECURITIES

Period	Total Number of Shares Purchased (a)(b)(c)	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs (c)	Maximum Number of Shares That May Yet Be Purchased under the Plans or Programs (d)
January 1 to 31, 2005	455,039	$ 79.08	318,700	5,280,300
February 1 to 28, 2005	285,624	82.73	285,000	4,995,300
March 1 to 31, 2005	315,000	88.82	315,000	4,680,300
April 1 to 30, 2005	315,331	90.08	315,000	4,365,300
May 1 to 31, 2005	380,454	99.62	380,000	3,985,300
June 1 to 30, 2005	440,000	105.73	440,000	3,545,300
July 1 to 31, 2005	252,248	111.83	252,000	3,293,300
August 1 to 31, 2005	213,001	116.57	210,000	3,083,300
September 1 to 30, 2005 (e)	320,158	122.36	320,000	2,763,300
Total	2,976,855		2,835,700	N/A

(a) Based on settlements occurring within the month.

(b) During the nine months ended September 30, 2005, the Company acquired 141,155 treasury shares from withholding, upon their vesting, restricted shares designated by certain employees for payment of their applicable payroll taxes.

(c) In addition to the purchases disclosed in this table, during 2005 the Company also acquired 3,817 treasury shares from forfeitures of restricted shares by employees who terminated employment with the Company before vesting in such shares.

(d) On February 11, 2004, Alcon's board of directors authorized the purchase of up to 4,000,000 Alcon common shares. On December 10, 2004, Alcon's board of directors authorized the purchase of up to an additional 4,000,000 Alcon common shares. The purpose of the authorizations is to acquire and hold treasury shares to satisfy the exercise of stock options granted to employees. From time to time, the Company will purchase shares in the open market.

(e) At September 30, 2005, the Company had committed in the open market to purchase 60,000 Alcon common shares at an average price per share of $127.74 that did not settle until October 2005. These transactions were not included in any of the purchases shown in the table above.

CAUTION CONCERNING FORWARD LOOKING STATEMENTS

This report contains forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward looking statements principally relate to statements regarding the expectations of our management with respect to the future performance of various aspects of our business. These statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to be materially different from any future results, performances or achievements expressed or implied by our forward looking statements. Words such as "may," "will," "should," "could," "would," "expect," "plan," "anticipate," "believe," "intend," "estimate," "project," "predict," "potential" and similar expressions are intended to identify forward looking statements. These statements reflect the views of our management as of the date of this report with respect to future events and are based on assumptions and subject to risks and uncertainties and are not intended to give any assurance as to future results. Given these uncertainties, you should not place undue reliance on these forward looking statements. Factors that might cause future results to differ include, but are not limited to, the following: the development of commercially viable products may take longer and cost more than expected; changes in reimbursement procedures by third-party payors; competition may lead to worse than expected financial condition and results of operations; foreign exchange rate fluctuations may negatively affect our financial condition and results of operations; pending or future litigation may negatively impact our financial condition and results of operations; litigation settlements may negatively impact our financial condition and results of operations; product recalls or withdrawals may negatively impact our financial condition or results of operations; government regulation or legislation may negatively impact our financial condition or results of operations; changes in tax law or regulations in jurisdictions in which we and our subsidiaries are subject to taxation may adversely impact our financial performance; supply and manufacturing disruptions could negatively impact our financial condition or results of operations; and the occurrence of any losses from property and casualty, general liability, business interruption and environmental liability risks could negatively affect our financial condition because we self-insure against those risks through our captive insurance subsidiaries. You should read this report with the understanding that our actual future results may be materially different from what we currently expect. We qualify all of our forward looking statements by these cautionary statements. Except to the extent required under the federal securities laws and the rules and regulations promulgated by the Securities and Exchange Commission, we undertake no obligation to publicly update or revise any of these forward looking statements, whether to reflect new information or future events or circumstances or otherwise.

TRADEMARKS

Trademarks used by Alcon appear in this report and are the property of or are licensed by one of Alcon's subsidiaries. *Cipro*® and *Ciprodex*® are registered trademarks of Bayer AG, licensed to Alcon by Bayer AG. *Vigamox*® is licensed to Alcon by Bayer AG.

<center>**SIGNATURES**</center>

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                        Alcon, Inc.
                                        (Registrant)

Date   October 19, 2005   By   /s/ Joanne Beck
                                                Name: Joanne Beck
                                                Title: General Manager

Date   October 19, 2005   By   /s/ Stefan Basler
                                                Name: Stefan Basler
                                                Title: Attorney-in-Fact